The the Shareholders and Board of Directors
The Dreyfus/ Laurel Tax-Free Municipal Funds

We consent to the use of our reports dated August 4, 2000 with respect to The Dreyfus/Laurel Tax-Free Municipal Funds (comprised of Dreyfus BASIC California Municipal Money Market Fund, Dreyfus BASIC New York Municipal Money Market Fund, Dreyfus BASIC Massachusetts Municipal Money Market Fund, Dreyfus Premier Limited Term Massachusetts Municipal Fund and Dreyfus Premier Limited Term Municipal
Fund), (the "Funds"), incorporated herein by reference and to the references to our firm under the headings "Financial Highlights" in the Prospectuses and "Transfer and Dividend Disbursing Agent, Custodian, Counsel and Indpendent Auditors" in the Statement of Additional Information.


KPMG LLP

New York, New York
October 23, 2000